Exhibit 99.1

Timmins Gold Corp.

Addendum to Notice of Annual General and Special Meeting and
Information Circular dated April 11, 2017

CHANGE OF MEETING TIME TO 10:00AM (Vancouver Time)

This addendum applies to any reference within the Notice of Annual General and Special Meeting and Information Circular dated April 11, 2017 (the “Circular”) and any other materials, including the form of proxy or voting instruction form as applicable, relating to the annual general and special meeting of Timmins Gold Corp.’s shareholders on May 12, 2017, and hereby replaces the meeting time of 2:00pm (Vancouver Time) with the revised time of 10:00am (Vancouver Time). All other information contained within the Circular remains unaffected.